BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

04 FEB -5 AM 7:21

BWT - Aktiengesellschaft
...ndsee / Austria
...mer - Strasse 4
.../6232/5011- 0
.../6232/4058
...ce@bwt.at


04012617

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Wash., D.C. 20549
United States of America

SUPPL

Rule 12g3-2(b) File No. ~~82-5222~~

Mondsee, 22nd January 2004

82-5221

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

2/9

Enclosure:
Press Release /
Christ AG wins supply contract for flat-screen plant in Taiwan

Bankverbindungen:
Bank Austria Creditanstalt AG, Konto-Nr. 0295-33346-00 BLZ 12000
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr. 1136

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BWT
BEST WATER TECHNOLOGY

PRESSEMITTEILUNG

Mondsee, 2004-01-22

Christ AG erhält Auftrag für Flachbildschirmwerk in Taiwan

Christ AG, ein Tochterunternehmen der börsenotierten BWT AG, hat den Auftrag für die Lieferung der Reinstwasseraufbereitung eines Flachbildschirmherstellers in Taiwan erhalten. Das Auftragsvolumen beträgt rund 5 m EUR. Die Flachbildschirmindustrie erlebt derzeit einen Boom, insbesondere in den Ländern Taiwan, China und Korea.

Die BWT Best Water Technology Gruppe ist mit ihren 65 Konzerngesellschaften und rund 2.700 Mitarbeitern das führende europäische Wassertechnologieunternehmen. BWT übernimmt die Verantwortung für den gesamten Wasserkreislauf – „von der Quelle bis zum Sickerwasser" – und bietet innovative Produkte und kundenspezifische Lösungen für Trinkwasser-, Schwimmbadwasser-, Prozesswasser-, Reinstwasser- und Abwassertechnik für Privathaushalte, Hotels, Industrie und Kommunen an.

Mehr Informationen über die BWT Gruppe finden Sie unter www.bwt-group.com

Kontakt:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

PRESS RELEASE

Mondsee, 2004-01-22

Christ AG wins supply contract for flat-screen plant in Taiwan

Christ AG, a wholly owned subsidiary of BWT AG which is listed on the Vienna Stock Exchange, has won a contract for supplying the ultra-pure water treatment system for a flat-screen manufacturer in Taiwan. The contract is worth some 5 m €. The flat-screen industry is currently experiencing a boom period, especially in Taiwan, China und Korea.

BWT Best Water Technology is the leading European water technology group with 65 group companies and some 2.700 employees. BWT has dedicated itself to take on responsibility for the entire water cycle – from the source back to earth – and is offering innovative products and customized, sustainable solutions in the areas of drinking water, swimming pool water, process water, ultra pure water, and waste water.

More information on BWT Best Water Technology is provided under www.bwt-group.com

Contact:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

BWT
BEST WATER TECHNOLOGY

PRESSEMITTEILUNG

Mondsee, 2004-01-22

Christ AG erhält Auftrag für Flachbildschirmwerk in Taiwan

Christ AG, ein Tochterunternehmen der börsenotierten BWT AG, hat den Auftrag für die Lieferung der Reinstwasseraufbereitung eines Flachbildschirmherstellers in Taiwan erhalten. Das Auftragsvolumen beträgt rund 5 m EUR. Die Flachbildschirmindustrie erlebt derzeit einen Boom, insbesondere in den Ländern Taiwan, China und Korea.

Die BWT Best Water Technology Gruppe ist mit ihren 65 Konzerngesellschaften und rund 2.700 Mitarbeitern das führende europäische Wassertechnologieunternehmen. BWT übernimmt die Verantwortung für den gesamten Wasserkreislauf – „von der Quelle bis zum Sickerwasser“ – und bietet innovative Produkte und kundenspezifische Lösungen für Trinkwasser-, Schwimmbadwasser-, Prozesswasser-, Reinstwasser- und Abwassertechnik für Privathaushalte, Hotels, Industrie und Kommunen an.

Mehr Informationen über die BWT Gruppe finden Sie unter www.bwt-group.com

Kontakt:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at

PRESS RELEASE

Mondsee, 2004-01-22

Christ AG wins supply contract for flat-screen plant in Taiwan

Christ AG, a wholly owned subsidiary of BWT AG which is listed on the Vienna Stock Exchange, has won a contract for supplying the ultra-pure water treatment system for a flat-screen manufacturer in Taiwan. The contract is worth some 5 m €. The flat-screen industry is currently experiencing a boom period, especially in Taiwan, China und Korea.

BWT Best Water Technology is the leading European water technology group with 65 group companies and some 2.700 employees. BWT has dedicated itself to take on responsibility for the entire water cycle – from the source back to earth – and is offering innovative products and customized, sustainable solutions in the areas of drinking water, swimming pool water, process water, ultra pure water, and waste water.

More information on BWT Best Water Technology is provided under www.bwt-group.com

Contact:

BWT Aktiengesellschaft
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4
Tel. +43 6232 5011-1113
Fax. +43 6232 5011-1191
E-mail: investor.relations@bwt.at